08028942

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-66201

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Lazard Asset Management Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Rockefeller Plaza
(No. and Street)

New York (City) NY (State) 10112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald B. Mazzari 212-632-6290
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) New York (State) 10281 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Gerald B. Mazzari, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Lazard Asset Management Securities LLC for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Gerald B. Mazzari

Managing Director

State of New York
County of New York

Sworn to before me this 21st day of Feb 2008.

Notary Public

ROSALIE RICHICHI
Notary Public, State of New York
No. 4956322
Qualified in New York County
Commission Expires Sept. 18, 2009

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2007, that the Company is filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 15, 2008

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007

ASSETS	
CASH	$569,321
RECEIVABLE FROM PARENT	31,684
DISTRIBUTION FEES RECEIVABLE	29,764
OTHER	13,300
TOTAL	$644,069
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES — Accrued expenses	$ 79,241
MEMBER'S EQUITY	564,828
TOTAL	$644,069

See notes to statement of financial condition.

LAZARD ASSET MANAGEMENT SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2007

1. ORGANIZATION

Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly owned subsidiary of Lazard Asset Management LLC (the "Parent"), a majority owned subsidiary of Lazard Freres & Co. LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as a distributor of the Parents' mutual funds and as a placement agent for the Parents' private investment funds. The Company also acts as introducing broker on behalf of certain accounts through a fully disclosed clearing arrangement with Lazard Capital Markets LLC ("LCM").

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

Distribution Fees — The Company receives distribution fees equal to 0.25% of the average daily net assets of open class shares of the Portfolios of The Lazard Funds, Inc. and shares of the Portfolios of Lazard Retirement Series, Inc. (collectively, the "Mutual Funds"). Pursuant to the distribution agreements, the Company acts as the principal underwriter for the Mutual Funds. Receivables relating to such activities are reported on the statement of financial condition.

3. INCOME TAXES

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition.

4. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital (as defined) of $50,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. Additionally, the ratio of aggregate indebtedness to net capital may not exceed 15 to 1. At December 31, 2007, the Company had net capital of $490,080, which was $440,080 in excess of its required net capital of $50,000. The Company's net capital ratio is 0.16 to 1 as of December 31, 2007.

5. RELATED PARTY TRANSACTIONS

Commissions and Clearing Fees — LCM acts as clearing broker on behalf of certain accounts through a fully disclosed clearing arrangement with the Company. LCM is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements. The clearing fee charged by LCM relating to such services is $10 per trade. In addition, LCM executes orders for the purchase or sale of securities on behalf of the customers of the Company. Commissions due to the Company are settled on a monthly basis.

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses directly related to distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated based on revenues.

6. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On January 1, 2007, the Company adopted FIN No. 48, which clarifies the accounting for and reporting of income tax uncertainties and requires additional disclosures related to uncertain tax positions. The Company's accounting policy provides that interest and penalties related to income taxes is to be included in income tax expense.

There was no cumulative effect of the Company's adoption of FIN No. 48 to member's equity. While the Company is under examination in various tax jurisdictions with respect to certain open years, the Company believes that the result of any final determination related to these examinations will not have a material impact on its financial statements. Developments with respect to such examinations are monitored each period and adjustments to tax liabilities are made as appropriate.

There were no differences between the Company's gross unrecognized tax benefits recognized on adoption of FIN 48 and the amount recorded as of December 31, 2007.

The amount of tax liabilities pertaining to unrecognized tax benefits at December 31, 2007 that, if recognized, would favorably affect the effective tax rate is $0.

In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157 - "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances disclosures about fair value measurements. This statement applies to other accounting pronouncements that require the use of fair value measurements. SFAS 157 is effective for interim and annual financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 had no material impact on the Company.

In February 2007, the FASB issued SFAS No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (SFAS 159). SFAS 159 permits an entity to choose to measure various financial instruments and certain other items at fair value. It provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement requires that a business entity report unrealized gains and losses, on items for which the fair value option has been elected, in earnings at each subsequent reporting date. SFAS 159 is effective as of the beginning of the first annual period beginning after November 15, 2007. The adoption of SFAS 159 had no material impact on the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 15, 2008

Lazard Asset Management Securities LLC
30 Rockefeller Plaza
New York, NY 10112

To the Member of Lazard Asset Management Securities LLC:

In planning and performing our audit of the financial statements of Lazard Asset Management Securities LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 15, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System or obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP